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Exhibit 5.2
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                                                                    News Release

                                                                    NASDAQ: MEDQ
                                                           FOR IMMEDIATE RELEASE

                       MEDQUIST REPORTS FINANCIAL RESULTS
                             FOR FIRST QUARTER 2002

         MARLTON, NJ April 23, 2002 - MedQuist Inc. (NASDAQ:MEDQ) reported revenue of $114.0 million for the three months ended March 31, 2002. EBITDA for the three-month period ended March 31, 2002 was $25.3 million, or 22.2% of revenue, which represents a 16.8% increase versus Proforma EBITDA for the three-month period ended March 31, 2001. Net income was $12.0 million, or $0.32 per share on a diluted basis. Proforma results for the first quarter of 2001 exclude $3.0 million of income related to a favorable legal settlement and $600 thousand of income related to the adjustment of the restructuring reserves established in 1997 and 1998.

         At March 31, 2002, MedQuist had $100.8 million of cash and cash equivalents, $79.6 million in net accounts receivable and $145.0 million of working capital.

         David A. Cohen, Chairman and Chief Executive Officer, stated, "MedQuist generated solid results during the first quarter of 2002 in spite of increased expenses related to development of our digital platform and the integration of the L&H transcription business. MedQuist remains an extremely strong company, with a blue chip client base, high recurring revenue, strong earnings and consistent cash flow. Management is enthusiastic about leveraging recent acquisitions and technology enhancements into profitable growth in medical document management services."

         During the three months ended March 31, 2002, MedQuist completed two strategic acquisitions that expanded its medical transcription business into Canada.

         MedQuist is the largest electronic medical transcription service company in the United States.

Other than historical information set forth herein, this press release contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ materially from those anticipated or implied in any such forward-looking statements as a result of various risks, including, without limitation, rapidly changing technology; inability to manage and maintain growth; inability to penetrate new markets; inability to make and successfully integrate acquisitions and transition our business strategy; decreased demand for existing products; lack of a market for new products; and failure to successfully negotiate agreements to take advantage of the opportunities facing MedQuist to broaden its service offering. Additional risks associated with the Company's business can be found in its December 31, 2001 Annual Report on Form 10-K and its other periodic filings with the SEC.

Contact: Brian J. Kearns, Chief Financial Officer, MedQuist Inc.,
856-810-8000 x-4418

                                  Tables Follow



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                                  MedQuist Inc.
                              Financial Highlights
                                   (Unaudited)
                       In thousands, except per share data

                                                              Three Months Ended March 31,
                                                              2002              2001(2)(3)
                                                              ----              ----------
Revenues                                                     $113,974            $95,099

Cost of Revenues                                               85,010             70,367
% of Revenues                                                   74.6%              74.0%

Gross Profit                                                   28,964             24,732
Gross Margin                                                    25.4%              26.0%

Selling, General & Administrative                               3,700              3,095
% of Revenues                                                    3.2%               3.3%

EBITDA (1)                                                     25,264             21,637
% of Revenues                                                   22.2%              22.8%

Depreciation Expense                                            4,234              3,768
% of Revenues                                                    3.7%               4.0%
Amortization Expense                                            1,701              1,952
% of Revenues                                                    1.5%               2.1%

Operating Income                                               19,329             15,917
% of Revenues                                                   17.0%              16.7%

Interest (Income)/Expense                                        (313)            (1,405)
Other (Income) Expense                                            184                  0

Pretax Income                                                  19,458             17,322
% of Revenues                                                   17.1%              18.2%

Tax Provision                                                   7,492              6,669
% of Pretax                                                     38.5%              38.5%

Net Income                                                     11,966             10,653
% of Revenues                                                   10.5%              11.2%

Earnings Per Share                                              $0.32              $0.28
Shares Outstanding                                             37,958             37,520

Notes:
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(1)      Earnings before interest, taxes, depreciation and amortization.
(2) Excludes $3,000 of income related to the favorable settlement of a lawsuit and $600 of income related to the adjustment of the restructuring reserves established in 1997 and 1998.
(3) In accordance with FASB No. 142, goodwill will no longer be amortized. For the three months ended March 31, 2001, the pretax income includes $736 of such goodwill amortization and an after tax effect of $453.